Exhibit 99.1

For Immediate Release

YY Group Holding Limited’s Revenue Hits US$41M in 2024, Driven by
Demand and Market Expansion

Singapore, April 8, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), a leading provider of innovative on-demand workforce solutions and integrated facility management (IFM), today reported promising financial results for the full year ended December 31, 2024, underscoring consistent growth and meeting milestones across key business segments.

Financial Highlights

In 2024, YY Group delivered robust performance across its business segments, reflecting continued execution of strategic priorities and growing demand across key markets.

●	Revenue grew to US$41.1 million, driven by the successful scale-up of on-demand workforce solutions across new and existing markets, continued regional expansion, and sustained growth in the Group’s integrated facility management business as a stable core segment.

●	Gross profit increased by approximately 44% year-on-year to US$5.26 million, supported by greater business scale and disciplined execution, with gross margins remaining stable.

●	In April 2024, the Group completed its initial public offering, raising gross proceeds of US$4.5 million and strengthening its capital base for geographic expansion, technology development, and organizational growth.

●	The company recorded an operating loss of US$4.14 million, primarily due to a one-time, non-cash share-based compensation expense of US$5.16 million. This expense, which relates to the 2023 Share Incentive Plan, reflects the issuance of equity awards to employees, executives, and advisors as part of the Company’s IPO and aligns long-term interests with shareholders, without affecting cash flow.

Excluding this item, underlying operational performance remained stable and in line with management expectations. As of December 31, 2024, YY Group maintained a positive working capital position of US$5.5 million, with cash balances of US$836,907 and total assets of US$15.4 million, up from US$10.7 million a year earlier.

Bar chart illustration of YY Group Revenue & Gross Profit

Milestones and Strategic Initiatives in 2024

●	Launched YY Smart Tech, a subsidiary focused on accelerating innovation in Internet of Things (IoT), Artificial Intelligence (AI), and software solutions, enabling digital transformation across all service lines.

●	Expanded presence across the global market, with particularly strong momentum in Southeast Asia, Europe and Middle Eastern markets. Operational foundations laid over the past two years translated into meaningful revenue growth in 2024.

●	YY Group strengthened its regional position through new contract wins in the hospitality, logistics, and healthcare sectors.

Outlook for 2025

Looking ahead to 2025, YY Group remains committed to driving sustainable growth and operational excellence. Our focus will be on expanding our technology capabilities, increasing our market share in Southeast Asia, and continuing to deliver innovative solutions to our clients.

“2024 was a year of disciplined execution and strategic progress,” said Mike Fu, CEO of YY Group. “As we look ahead, we are committed to deepening our technology leadership, expanding into new geographies, and delivering long-term value for our shareholders and stakeholders.”

The full Annual Report and audited financial statements for FY2024 will be available on YY Group Holding website from April 8, 2025.

About YY Group Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Southeast Asia, Europe, and the Middle East

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer, YY Group

jason.phua@yygroupholding.com

Mark Niu, Chief Strategy Officer, YY Group

mark.niu@yygroupholding.com

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